EXHIBIT 12.1

ANIXTER INTERNATIONAL INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (a)

(In Millions)	Fiscal Years Ended
	January 1, 2016	January 2, 2015	January 3, 2014	December 28, 2012 (d)	December 30, 2011
Earnings
Income from continuing operations	$96.9	$163.4	$175.0	$154.7	$186.2
Income tax provision	86.0	86.2	83.1	78.5	95.9

Subtotal	182.9	249.6	258.1	233.2	282.1

Fixed charges
Interest expense (b)	63.8	44.5	43.9	56.4	44.4
Interest component of rent expense	19.5	17.7	17.1	16.8	16.2
Interest on liabilities associated with uncertain tax positions (c)	0.2	(0.3)	0.8	2.4	0.3

Total fixed charges	83.5	61.9	61.8	75.6	60.9

Earnings, as adjusted	$266.4	$311.5	$319.9	$308.8	$343.0

Ratio of earnings to fixed charges	3.19	5.03	5.18	4.08	5.63

(a)	The ratio of earnings to fixed charges should be read in conjunction with the Company’s Year End Report on Form 10-K for the year ended January 1, 2016.
(b)	Includes interest on all indebtedness (including capital leases), amortization of debt discount and deferred financing fees.
(c)	Interest attributable to liabilities associated with uncertain tax positions.
(d)	The ratio of earnings to fixed charges for the fiscal year ended December 28, 2012 was impacted by goodwill and long-lived asset impairment charges of $11.2 million.